

April 22, 2011

Mr. Thomas E. Mills
President and Chief Executive Officer
AMP Productions, Ltd.
1440-3044 Bloor Street West
Toronto, Ontario
Canada M8X 2Y8

      Re: AMP Productions, Ltd.
             Form 10-K for the Year Ended March 31, 2010
             Form 10-Q for the Quarterly Period Ended September 30, 2010
             File No. 000-51824

Dear Mr. Mills:

      We have completed our review of your filings and do not have any further comments at this time.

                    Sincerely,

                    David R. Humphrey
                    Branch Chief